November 29, 2023

Anu Dubey

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE: Cutler Trust File Nos. 33-52850 and 811-07242

Dear Ms. Dubey:

On November 28, 2023, you provided an oral comment to Cassandra Borchers on Registrant’s response to comments and draft proxy filed as correspondence on November 22, 2023. Please find below a summary of your comment and the Registrant's response, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein shall have the same meaning prescribed to them in the Proxy.

Comment 1. Please revise the following sentence in Comment 2, “It will result in a reimbursement to the Fund and to its shareholders, the amount to be calculated as of the date the New Advisory Agreement is approved” to reflect the fact that the shareholders will only receive such reimbursement indirectly.

Registrant’s Response:

Registrant has revised the sentence to read, “It will result in a reimbursement to the Fund and therefore indirectly to its shareholders, the amount to be calculated as of the date the New Advisory Agreement is approved.”

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632                                                4864.5892.5716 .1

November 29, 2023

Please contact Cassandra Borchers if you have any further comments or questions at 513-352-6632.

Sincerely, /s/ Thompson Hine LLP Thompson Hine LLP

cc:	Matt Patten, Chairman and Trustee Erich Patten, President Robert F. Turner, Lead Independent Trustee Brooke Ashland, Chief Compliance Officer